UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	⊠
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

79North Inc.

(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Miata Metals Corp.

79North Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

81810M101

(CUSIP Number of Class of Securities (if applicable))

Jon North, Chief Executive Officer

79North Inc.

82 Richmond Street East

Toronto, Ontario M5C 1P1

Canada

with a copy to:

J. Brad Wiggins, Esq.

SecuritiesLawUSA, PLLC

10 G Street, NE, Suite 600

Washington, DC 20002

Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 12, 2024

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit 1.1	Notice of Special Meeting and Management Information Circular for Special Meeting of Shareholders of 79North Inc. ("79North") to be held on October 3, 2024 with respect to the proposed amalgamation of 79North with 1000936320 Ontario Inc., a wholly-owned subsidiary of Miata Metals Corp. ("Miata")
Exhibit 1.2	Technical report entitled, "Technical Report Sela Creek Gold Project, Sipaliwini District, Suriname, South America" with an effective date of July 3, 2024, prepared by Dennis J. LaPoint, Ph.D. of Appalachian Resources LLC

Item 2.	Informational Legends

The applicable legends have been included in the Information Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1	Unaudited condensed interim financial statements of Miata for the three and twelve months ended March 31, 2024, including the notes thereto
Exhibit 2.2	Management discussion and analysis of Miata for the three and twelve months ended March 31, 2024
Exhibit 2.3	Audited financial statements of Miata for the year ended March 31, 2023, including the notes thereto and auditor's report thereon
Exhibit 2.4	Management discussion and analysis of Miata for the year ended March 31, 2023

PART III - CONSENT TO SERVICE OF PROCESS

Written irrevocable consents and powers of attorney on Form F-X are being filed by Miata and by 79North with the Securities and Exchange Commission concurrently with the furnishing of this Form CB.

Any change in the name or address of the agent for service of process of Miata or of 79North shall be promptly communicated to the Securities and Exchange Commission by amendment of the company's Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIATA METALS CORP.

By:	/s/ John Wenger
Name: John Wenger Title: Chief Financial Officer Date: September 12, 2024

79NORTH INC.

By:	/s/ Jon North
Name: Jon North Title: Chief Executive Officer Date: September 12, 2024

EXHIBIT INDEX

Exhibit Number	Description

1.1	Notice of Special Meeting and Management Information Circular for Special Meeting of Shareholders of 79North Inc. to be held on October 3, 2024 with respect to the proposed amalgamation of 79North Inc. with 1000936320 Ontario Inc., a wholly-owned subsidiary of Miata Metals Corp.
1.2	Technical report entitled, "Technical Report Sela Creek Gold Project, Sipaliwini District, Suriname, South America" with an effective date of July 3, 2024, prepared by Dennis J. LaPoint, Ph.D. of Appalachian Resources LLC
2.1	Unaudited condensed interim financial statements of Miata for the three and twelve months ended March 31, 2024, including the notes thereto
2.2	Management discussion and analysis of Miata for the three and twelve months ended March 31, 2024
2.3	Audited financial statements of Miata for the year ended March 31, 2023, including the notes thereto and auditor's report thereon
2.4	Management discussion and analysis of Miata for the year ended March 31, 2023